

July 26, 2013

Via E-mail
Jason Kulas
Chief Financial Officer
Santander Drive Auto Receivables LLC
8585 North Stemmons Freeway, Suite 1100-N
Dallas, Texas 75247

> **Re:** **Santander Drive Auto Receivables Trust 2010-1**
> **Santander Drive Auto Receivables Trust 2010-2**
> **Forms 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 29, 2013**
> **File Nos. 333-139609-04, 333-139609-06**

Dear Mr. Kulas:

We have reviewed your response. Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

<u>Exhibits 33.1 to the Forms 10-K for Santander Drive Auto Receivables Trusts 2010-1 & 2010-2</u>

1. It appears from your response that SCUSA's management assessment did not include an assessment of its compliance with Item 1122(d)(4)(ii) for the fiscal year ended December 31, 2012 or an attestation on that criterion. Please amend the Form 10-K for the fiscal year ended December 31, 2012 to provide disclosure on the omission. Your disclosure should include, at a minimum, the impact of the error on investors and specific steps you have taken after recognizing the omission (as you have explained this to us in your response). In addition, while we note your response to oral comment four in which you described your general procedures to ensure safekeeping of the receivables files, your disclosure in the amended Form 10-K should also include the specific action you have taken in order to provide confirmation that all receivables files are accounted for as of today.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Hughes Bates, Attorney-Advisor, at 202-551-3731 or me at 202-551-3850 if you have any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief